Mail Stop 3720

March 29, 2007

Mr. William T. Hanelly
Chief Financial Officer
C-COR Incorporated
60 Decibel Road
State College, PA 16801

> **Re**: **C-COR Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended December 29, 2006**
> **and September 29, 2006**
> **File No. 0-10726**

Dear Mr. Hanelly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2006

Note 2. Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 48

Services, page 48

1.   Clarify the types of arrangements that you account for under SOP 81-1 versus
        SAB 104. In this regard, you state that service revenues, consisting of system
        design, field services and consulting engagements are recognized as services are
        rendered.   You also disclose that multiple element contracts that involve the
        delivery of both products and services are accounted for under SOP 81-1 using
        the percentage of completion method. Tell us the differences between these types
        of contracts and your basis for your accounting policies.

Content and Operations Management Systems, page 48

2.   We note your statement at page 49 that, under the residual method, the fair value
        of the undelivered elements is deferred and recognized ratably. Tell us the nature
        of these undelivered elements and your basis for recognizing them ratably.

Note 4. Divestitures and Impairment Charges, page 58

3.   Tell us how you determined that each of the divested operations and ceased
        product lines, discussed in this note, should not be presented as discontinued
        operations, in accordance with the guidance in SFAS 144.

Note 13. Long-Term Debt, page 64

4.   We note that your convertible debentures contain a feature, whereby the holder
        has the right to require you to repurchase the notes for a purchase price that varies
        depending on the date of the repurchase and your stock price. You state at page
        52 that this feature was not determined to be a derivative. Tell us how you
        applied the guidance in SFAS 133 and other applicable literature in determining
        that you did not need to separately recognize this feature as an embedded
        derivative.

Note 25. Gain on Litigation Judgment, page 78

5.   Clarify for us how you determined the amount of the gain recognized on the
        award relating to your litigation with SeaChange. Explain in more detail and
        disclose in future filings your statement that the "award requires additional
        allocation which has not been finally determined, and as such, the amount the

> Company will ultimately retain from the award is uncertain at this time." With a view towards disclosure in future filings, explain the nature of the information that you are awaiting and your anticipated timing for recognizing the remainder of the gain.

Item 9A. Controls and Procedures, page 80

6.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are *sufficient* (emphasis added) to provide that material information relating to us, including our consolidated subsidiaries is (a) made known to them by our other employees and the employees of our consolidated subsidiaries, particularly material information related to the period for which this periodic report is being prepared…" Please confirm for us that your disclosure controls and procedures are *effective* in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are *effective*. In addition, please revise your disclosure in future filings.

Form 10-Q for the thirteen week period ended September 29, 2006

Note 16. Sale of Product Line, page 12

7.   We note that you sold your product lines and certain of your operations in India on August 31, 2006. Tell us how you determined that these product lines and operations should not be presented as discontinued operations, in accordance with the guidance in SFAS 144.

Form 10-Q for the thirteen week period ended December 29, 2006

Note 15. Segment Information, page 14

8.   We note that you changed your operating segments in fiscal year 2007. Tell us how you applied the guidance in SFAS 131 in determining that you have only two operating segments. In addition, tell us how you defined your reporting units for purposes of testing goodwill for impairment before and after fiscal year 2007.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director